UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

LSI Industries Inc.
(Exact Name of Registrant as Specified in Charter)

Ohio (State or Other Jurisdiction of Incorporation)	0-13375 (Commission File No.)	31-0888951 (I.R.S. Employer Identification Number)

10000 Alliance Road Cincinnati, Ohio (Address of Principal Executive Offices)	45242 (Zip Code)
Jeffery S. Bastian	1-513-793-3200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
     X      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Items 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
LSI Industries Inc. ("LSI" or the "Company") evaluated its products during the year ended December 31, 2013 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, the Company has filed a Conflict Minerals Report ("CMR").  A copy of the Company's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. A copy of the Company's CMR is also publicly available at www.lsi-industries.com.
Section 2 - Exhibits
(d) Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
LSI INDUSTRIES INC.

Dated May 30, 2014
	By:	/s/ Jeffery S. Bastian
Jeffery S. Bastian
Vice President and Corporate Controller

Exhibit 1.01
LSI Industries Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013
This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).  The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals' source and chain of custody.  The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.
The report presented herein is not audited as the Rule provides that if a registrant's products are "DRC conflict undeterminable" in 2013 or 2014, the CMR is not subject to an independent private sector audit.
1.	Company Overview
This report has been prepared by management of LSI Industries Inc. (herein referred to as "LSI Industries Inc," "LSI," the "Company," "we," "us," or "our").  The information includes the activities of the parent company, LSI Industries Inc. and all of its wholly-owned subsidiaries that are required to be consolidated.
LSI Industries Inc. is a leading provider of comprehensive corporate visual image solutions through the combination of extensive digital and screen graphics capabilities, a wide variety of high quality indoor and outdoor lighting products, lighting control systems, video screens, and related professional services. The Company also provides graphics and lighting products and professional services on a stand-alone basis. The Company manufactures its lighting, lighting controls, video screen and graphics products. We conducted an analysis of our products and found that conflict minerals are found in many of our products.
Supply chain
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. LSI issues purchases orders to its suppliers and does not enter into long-term commitments. LSI is several levels removed from the actual mining of conflict minerals.
LSI conducted a survey of all suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain 3TG. We surveyed approximately 1700 direct suppliers. As a result of the survey and due to lack of response from a large percentage of our suppliers, we are unable to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.  For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD. Further, the products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are "DRC conflict undeterminable," because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.
In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website www.lsi-industries.com.
Conflict Minerals Policy
We have adopted a conflict minerals policy to demonstrate that LSI is committed to working with our global supply chain to ensure compliance with the SEC's conflict minerals rules.  We have established a conflict minerals compliance program that is designed to follow the framework established by the Organisation for Economic Cooperation and Development (OECD).  Our enterprise is fully engaged in implementing that program.
On-going business relationships with our suppliers will include conflict mineral due diligence and reporting requirements. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the SEC's conflict minerals rule, we will work with our suppliers to find alternate conflict-free sources.
Our policy is publicly available on our website at:
http://lsi-industries.com/resources/conflict-minerals.aspx.
2.	Products and Facilities Overview
LSI Industries Inc. manufactures a wide variety of lighting and graphics products many of which may contain 3TG that are necessary to the production and functionality these products. The production of these products takes place at any one of nine manufacturing facilities located in the United States and Canada.
3.	Reasonable Country of Origin Inquiry ("RCOI")
The Company conducted a good faith reasonable country of origin inquiry of its suppliers and has been unable to determine the origin of all of the 3TG used in its devices.
4.	Due Diligence Process

4.1	Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.
4.2	Description of the Company's Due Diligence Measures performed during 2013
The Company's due diligence measures during 2013 included:
•	Creating a Conflict Minerals Team comprised of the Corporate Vice President of Purchasing, the Vice President and Corporate Controller, and Key members of the Company's purchasing team.
•	Updating and communicating to its suppliers and the public the Company's Conflict Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas.
•	Creating internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.
•	Assessing all products and suppliers in order to identify Conflict Minerals scope and risk.
•
Conducting a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template (EICC/GeSI template).

•
Verifying that direct suppliers have completed all pertinent sections of the EICC/GeSI template and making follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible.

•
Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a "conflict free" designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program's lists for tantalum, tin, tungsten and gold).

•	Designing a risk management plan that includes actions to be taken with respect to suppliers who cannot or will not provide sufficient component and supply chain information.
•	Reporting the results of our due diligence on our website at www.lsi-industries.com.

5.	Due Diligence Results Request Information
We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template).  The Template is being used by many companies in their due diligence processes related to conflict minerals.
We received responses from approximately 68% of the suppliers surveyed.  We reviewed the responses against criteria developed to determine which required further engagement with our suppliers.  These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.  We have worked directly with these suppliers to provide revised responses.
On the basis of the due diligence measures described above, the Company is unable to determine whether or not various components/materials came from the Covered Countries and whether they are DRC Conflict Free.